Mail Stop 4561

November 29, 2006

Anthony DiIorio
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, Floor A31
D-60325 Frankfurt am Main
Federal Republic of Germany

     RE: Deutsche Bank Aktiengesellschaft
             Form 20-F for Fiscal Year Ended December 31, 2005
             File No. 1-15242

Dear Mr. DiIorio,

     We have reviewed your letter filed on November 1, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revisions in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment 1 from our October 18, 2006 comment letter and have the following comments.

Anthony DiIorio
Deutsche Bank Aktiengesellschaft
October 18, 2006
Page 2

a. Please tell us and revise future filings to disclose if the subsidiaries that classify loans as trading assets which are marked to market through the profit and loss statement are legal entities that are subject to regulation as a broker-dealer.

b. Please tell us the cost and fair value of loans carried as trading assets and liabilities as of December 31, 2005 and 2004, respectively. Also, tell us the amount of the associated fair value adjustments recorded in those periods.

c. In light of FASB and EITF deliberations on this matter we will defer further consideration of this issue at this time; however, we may have comments at a future date.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant